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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                      NATIONAL DISCOUNT BROKERS GROUP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   635646-10-2
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                                 (CUSIP Number)

                                  ARTHUR KONTOS
                      NATIONAL DISCOUNT BROKERS GROUP, INC.
                            10 EXCHANGE PLACE CENTRE,
                              JERSEY CITY, NJ 07302
                                 (201) 946-2200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 11, 2000
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 635646-10-2

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                        Arthur Kontos
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
                                       PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States of America
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                                   7      SOLE VOTING POWER
          NUMBER OF
                                                        2,887,000 Shares

                                ------------------------------------------------
  SHARES BENEFICIALLY OWNED        8      SHARED VOTING POWER

                                                        0  Shares

                                ------------------------------------------------
      BY EACH REPORTING            9      SOLE DISPOSITIVE POWER

                                                        2,433,803 Shares
           PERSON
                                ------------------------------------------------
                                            10     SHARED DISPOSITIVE POWER
            WITH
                                                        0 Shares
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,887,000 Shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      13.6%
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14        TYPE OF REPORTING PERSON*
                                       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                        STATEMENT PURSUANT TO RULE 13D-1
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                  This Amendment No. 7, dated October 17, 2000 (this "AMENDMENT"), to a Schedule 13D filed by Arthur Kontos (as previously amended, the "SCHEDULE 13D"), relates to the shares of common stock, par value $.01 per share (the "COMMON STOCK"), of National Discount Brokers Group, Inc. (the "ISSUER") and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Terms used and not defined herein have the meanings ascribed to them in said Schedule 13D.

                  The responses to Items 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION.

                  At a meeting on October 11, 2000, the Board of Directors of the Issuer unanimously approved the terms and conditions of an Agreement and Plan of Merger, dated as of October 11, 2000, by and among the Deutsche Acquisition Corp. (the "PURCHASER"), a Delaware corporation and wholly owned subsidiary of Deutsche Bank AG ("DBAG"), DBAG and the Issuer, a copy of which is attached hereto as EXHIBIT 1 and incorporated herein by reference. The summary of certain terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

                  Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Purchaser will make a tender offer to acquire all of the outstanding shares of Common Stock for US$49 per share in cash (the "OFFER"). The Offer will be subject to the conditions, among others, that the number of shares of Common Stock validly tendered and not withdrawn, together with the shares that DBAG already owns, directly or indirectly, represents a majority of the outstanding Common Stock on a fully-diluted basis and that DBAG's Supervisory Board shall have approved the Offer and the Merger (described below). The Offer will also be subject to other customary conditions. Following consummation of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged into the Company and any remaining shares not purchased in the Offer will be converted into the right to receive US$49 in cash (the "MERGER").

                  As a condition and inducement to DBAG's and Purchaser's entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Purchaser entered into a Stockholder Tender Agreement (the"TENDER AGREEMENT") with Arthur Kontos, the President and Chief Executive Officer of the Issuer, and certain of his affiliates. A copy of the Tender Agreement is attached hereto as EXHIBIT 2 and is incorporated herein by reference. The summary of certain terms of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  Mr. Kontos purchased 20,000 shares of Common Stock in the open market at a price per share of $28 on December 27, 1999, increasing the aggregate amount of Common Stock that he beneficially owns to 2,887,000 shares of Common Stock, or approximately 13.6% of the outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Arthur Kontos is a party to a Voting Trust Agreement dated May 11,1993 (the "VOTING AGREEMENT"), whereby Arthur Kontos has the right to vote or cause to be voted 453,197, constituting all the shares owned by his former wife, Vickie Kontos, until such time that the Voting Agreement is terminated. A copy of the Voting Agreement was previously filed by Mr. Kontos with the Securities and Exchange Commission as Exhibit A to Amendment No. 5 to Schedule 13D.

                  Mr. Kontos, Vickie Kontos, and The Arthur Kontos Foundation (collectively, the "KONTOS SIGNATORIES") are parties to the Tender Agreement described in Item 4 of this Amendment. The Kontos Signatories have agreed to tender to the Purchaser in the Offer an aggregate of 2,133,438 shares of Common Stock, consisting of 1,357,854 shares of Common Stock held by Mr. Kontos, 197,387 shares of Common Stock issuable to Mr. Kontos upon the exercise of stock options, 453,197 shares of Common Stock held by Vickie Kontos and 125,000 shares of Common Stock held by The Arthur Kontos Foundation, pursuant to the terms and conditions of the Tender Agreement. The Kontos Signatories have agreed, among other things, to vote any shares that such persons have the right to vote in favor of the Merger and have granted the Purchaser an irrevocable proxy to vote such shares in that manner, on the terms and subject to the conditions set forth therein.

                  With the exception of the Voting Agreement, the Tender Agreement, and as otherwise disclosed in this 13-D, Mr. Kontos does not have any contract, arrangement, understanding or relationship (legal or otherwise) with each other or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT 1 - Agreement and Plan of Merger, dated as of October 11, 2000, by and among Deutsche Bank AG, Deutsche Acquisition Corp. and National Discount Brokers Group, Inc. (incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 13, 2000).

                  EXHIBIT 2 - Stockholder Tender Agreement, dated as of October 11, 2000, by and among Deutsche Acquisition Corp. and certain stockholders of National Discount Brokers Group, Inc. named therein (incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 13, 2000).


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 17, 2000                              /s/ ARTHUR KONTOS
                                                    ----------------------------
                                                    Arthur Kontos


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